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                                                               Exhibit (a)(5)(C)

Friday, June 15, 2001: For Immediate Release

              DIMENSION DATA HOLDINGS PLC COMPLETES TENDER OFFER
                         FOR SHARES OF PROXICOM, INC.

London, England (June 15, 2001) -- Dimension Data Holdings plc ("Dimension Data") announced the successful completion of its tender offer for all outstanding shares of common stock of Proxicom, Inc. ("Proxicom") (Nasdaq: PXCM) at a price of $7.50 per share in cash. As scheduled, the offer expired at 12:00 midnight, New York City time, on June 14, 2001.

Commenting on the transaction, Jeremy Ord, Chief Executive Officer and Chairman of Dimension Data, said:

"We are delighted to announce the successful completion of our tender offer for Proxicom. This marks a significant milestone in our global expansion policy of creating a new category of systems integrator, as we provide total integration and connectivity services and solutions to our customers worldwide."

Based upon preliminary information provided by Bankers Trust Company, the depositary for the tender offer, approximately 56,301,852 shares of Proxicom common stock were tendered (including approximately 1,955,616 shares tendered pursuant to procedures for guaranteed delivery) out of approximately 58,453,217 shares currently outstanding, or approximately 96.3% of all outstanding shares.

Dimension Data, through its indirect wholly-owned subsidiary Putter Acquisition Corp., has accepted for payment all shares validly tendered and not properly withdrawn at 12:00 midnight, New York City time on June 14, 2001. Proxicom shareholders who tendered their shares in the tender offer will receive payment shortly.

Dimension Data intends to cause Putter Acquisition Corp. to merge with Proxicom on June 18, 2001 or as soon as practicable thereafter. The merger is expected to be consummated without a vote or meeting of Proxicom's stockholders. In the merger, each of the remaining shares of Proxicom common stock, other than shares for which appraisal rights are properly demanded, will be converted into the right to receive $7.50 in cash, without interest. Proxicom will then become a wholly-owned subsidiary of Dimension Data.

Raul Fernandez, Founder, Chief Executive Officer and Chairman of Proxicom, said:

"Today is a landmark day for Proxicom as the company realizes its 10-year goal of becoming a leading global business that serves clients worldwide. Joining Dimension Data enables Proxicom to address the next state of the Internet by offering integrated services ranging from expert e-business solutions to managed operations and networking services. This combination of our companies' most valued asset, the exceptional group of committed employees, will be the reason behind our future ongoing success."

Ends
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Contacts:

Dimension Data Holdings plc
+27 11 709 1000
Dirk Ackerman, Global MD i-Commerce
Richard Came, Group Strategy & Marketing Director
Patrick Quarmby, Corporate Finance Director,
+27 82 900 7490
Karen Cramer, Investor Relations
+44 20 7659 1600
Samantha Presbury, Public Relations,
+27 83 450 9090
Louise Taylor, UK Corporate Communications
+44 20 7659 1600
Chris Wolf, US Marketing
+1 781 929 0307

Proxicom, Inc.
Kenneth Tarpey, Executive Vice President and CFO
+1 703 262 3200
Geary Campbell, Corporate Public Relations
+1 703 262 6134
Corey Cutler/Meredith Pudalov, Morgen-Walke Associates
+1 212 850 5600

Merrill Lynch & Co.
Tim Pratelli, UK
+44 20 7772 1000
Sam Schwartz, US
+1 212 449 1000
Nick Pagden, SA
+27 11 305 5555

Deutsche Bank AG
David Weaver, UK
+44 20 7545 8000
Andrew Bester, UK
+44 20 7545 8000
John Zacamy, US
+1 212 250 2500

Financial Dynamics
+44 20 7831 3113
Giles Sanderson/James Melville-Ross
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Note to editors:

                                 Dimension Data

Dimension Data Holdings plc is a leading global network services and i-Commerce solutions provider, focused on enabling enterprises, telecommunications service providers and new economy companies to communicate and transact effectively in an e-enabled environment.

Listed on the London Stock Exchange, Dimension Data is a constituent of the FTSE 100 index. The Group operates in over 30 countries on six continents. It has achieved a three-year compound annual growth rate in US dollars of 73% in revenue and 36% in basic earnings per share. For more information, please go to www.didata.com.


                                    Proxicom

Proxicom, Inc. is a leading e-business consulting and development company that delivers innovative Internet and multi-channel solutions for Global 1000 companies and other global businesses. The company's 1,000 strategy, creative and technology professionals provide specialized e-business development expertise for the following global practices: Automotive and Manufacturing, Communications and High Tech, Consumer Goods and Retail, Energy, Financial Services, Media and Entertainment and Service Industries. Founded in 1991, Proxicom has developed and built e-businesses for such blue-chip companies as America Online, General Electric, General Motors, Merrill Lynch, Marriott International, NBC, and Toyota Motor Sales, USA, among many others. With its headquarters in Reston, Va., Proxicom has offices in Boston, Chicago, Houston, London, Los Angeles, Munich, New York, Paris, Rome, San Francisco, and Sausalito, Calif. For more information, please visit www.proxicom.com. As of March 31, 2001, Proxicom had net assets of $148 million and profits before taxation for the year ended December 31, 2000 of $4.6 million.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON DIMENSION DATA'S CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "FORECASTS," "INTENDS," "PLANS," "BELIEVES," "PROJECTS," AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND ARE BASED ON A NUMBER OF ASSUMPTIONS THAT COULD ULTIMATELY PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE ACCURATE. ACTUAL RESULTS AND OUTCOMES MAY VARY MATERIALLY FROM WHAT IS EXPRESSED OR FORECAST IN SUCH STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE CHANGES IN COMPETITIVE OR ECONOMIC CONDITIONS AFFECTING THE E-BUSINESS INTEGRATION INDUSTRY, PENDING OR FUTURE LITIGATION, CHANGES IN CURRENT LAWS AND REGULATIONS, AND GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS. DIMENSION DATA UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.